UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CHINA EVERGREEN ENVIRONMENTAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16939A109

(CUSIP Number)

Vision Opportunity Master Fund Ltd.

317 Madison Avenue, Suite 1220

New York, NY 10017

with a copy to:

Barry J. Siegel, Esquire

Klehr, Harrison, Harvey, Branzburg & Ellers, LLP

260 South Broad Street

Philadelphia, PA 19102

(215) 568-6060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September  14,  2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16939A109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vision Opportunity Master Fund Ltd. EIN: 27-0120759

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Working capital of Reporting Person (WC)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,600,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,600,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,600,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.53%

14.	Type of Reporting Person (See Instructions) PN

(1)  In a September 2005 private placement, Vision Opportunity Master Fund Ltd. ("Reporting Person") acquired 6,800,000 shares of common stock ("Common Stock") par value $0.001 per share of China Evergreen Environmental Corporation ("Issuer"), warrants to purchase 6,800,000 shares of Common Stock and an option (the “Option”) to acquire 33.5 investment units at a purchase price of $30,000.  Each such investment unit consists of 200,000 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock over a five year period at an exercise price of $0.20 per share, provided that such option can only be exercised beginning with the initial effective date of a registration statement covering the resale of such shares and continuing until the six (6) month anniversary of such date and may only be exercised upon 61 days’ prior written notice in the event such exercise would cause the Reporting Person to beneficially own greater than 9.99% of the outstanding Common Stock.

CUSIP No. 16939A109

Item 1.	Security and Issuer

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock, par value $0.001 per share, of the Issuer, a Nevada corporation. The principal executive office address of the Issuer is Floor 5, Guowei Building, 73 Xianlie Middle Road, Guangzhou, Guangdong, China 510095.

Item 2.	Identity and Background

(a)           This Schedule 13D is filed by Vision Opportunity Master Fund Ltd.  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, and (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Reporting Person (the "Directors and Officers").

(b) The Reporting Person was incorporated under the laws of the Cayman Islands.

(c) The principal business of the Reporting Person is making and managing investments for private investors.

(d) The principal office of the Reporting Person is located at 317 Madison Avenue, Suite 1220, New York, NY 10017.

(e)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  To the knowledge of the Reporting Person, during the last five years, none of its Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)            The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  To the knowledge of the Reporting Person, none of its Directors and Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used to acquire the Common Stock is the Reporting Person's funds used in its ordinary course of business.

Item 4.	Purpose of Transaction

This Schedule 13D relates to the acquisition for investment purposes of the 34 investment units for an aggregate purchase price of $1,020,000, each unit consisting of 200,000 shares of Common Stock and warrants to purchase 200,000 shares each of Common Stock at an exercise price of $.20 per share.  The warrants have an expiration date of five years from their date of issuance.  The Reporting Person also acquired an option (the “Option”) to acquire an additional 33.5 investment units at a purchase price of $30,000 per unit.  Each such investment unit consists of 200,000 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock over a five year period at an exercise price of $0.20 per share, provided that the Option can only be exercised beginning with the initial effective date of a registration statement covering the resale of such shares and continuing until the six (6)month anniversary of such date and may only be exercised upon 61 days’ prior written notice in the event such exercise would cause the Reporting Person to beneficially own greater than 9.99% of the outstanding Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 13,600,000 shares, or 9.53% of the Common Stock consisting of 6,800,000 shares of Common Stock and 6,800,000 shares of Common Stock issuable upon exercise of warrants.  The Option is not currently exercisable.

(b)           The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 13,600,000 shares of Common Stock. Please see also section (a) of Item 5 above.

(c)           Neither the Reporting Person nor, to its knowledge, any of its Directors and Officers, has effected any transactions in the securities of the Issuer during the past sixty days except as set forth in and Items 3 and 4 above.

(d)           To the knowledge of the Reporting Person, no person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e) Paragraph (e) of Item 5 is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Item 4 are incorporated in this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

CUSIP No. 16939A109

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 27, 2006

VISION OPPORTUNITY MASTER FUND LTD.

By:	/s/ Adam Benowitz
Name: Adam Benowitz
Title: Managing Partner

CUSIP No. 16939A109

Schedule I

The following information sets forth the (a) name, (b) citizenship, and (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Reporting Person.  Except as indicated below, the business address of each director and executive officer of the Reporting Person is 317 Madison Avenue, Suite 1220, New York, NY 10017.  Each of the directors and executive officers of the Reporting Person is a citizen of the United States.

DIRECTORS:

Name	Present Occupation and Employer Address

Adam Benowitz	Vision Capital Advisors, LLC 317 Madison Avenue, Suite 1220 New York, NY 10017

Robert Arnott	Appleby Spurling Hunter P.O. Box 31695 George Town, Grand Cayman Cayman Islands, BWI

John Lawless	BISYS Hedge Fund Services (Cayman) Ltd. Cayman Corporate Centre P.O. Box 1748 GT 27 Hospital Road George Town, Cayman Cayman Islands, BWI

CUSIP No. 16939A109

EXECUTIVE OFFICERS:

Name	Title with Reporting Person

Adam Benowitz	Managing Partner